UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-37897

ENSCO International Incorporated*
(Exact name of registrant as specified in its charter)

c/o Ensco International plc, ENSCO House, Badentoy Avenue, Badentoy Industrial Estate,
Aberdeen, AB12 4YB Scotland
+44 (1224) 780 400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

7.20% Debentures due 2027
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

     Approximate number of holders of record as of the certification or notice date: 25

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ensco International plc, as successor to ENSCO International Incorporated, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2010

By: /s/ Cary A. Moomjian, Jr. Cary A. Moomjian, Jr. Vice President, General Counsel and Secretary

*	This Form 15 relates solely to the reporting obligations of ENSCO International Incorporated, which is a wholly-owned, indirect subsidiary of Ensco International plc, under the Securities Exchange Act of 1934 (the "Exchange Act"), and does not affect the reporting obligations of Ensco International plc as its successor issuer under the Exchange Act.